BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL HELD ON FEBRUARY 17, 2022

1. Date, Time and Place: Held on February 17, 2022, at 3:00 p.m., by videoconference.

2. Call and Attendance: Summons duly held pursuant to the Fiscal Council Internal Regulation of BRF S.A. ("Company"), with the presence of the totality of the members of the Fiscal Council: Mr. Attílio Guaspari, Mr. André Vicentini and Mrs. Maria Paula Soares Aranha. Also present Mr. Fabian Junqueira, partner from KPMG Auditores Independentes.

3. Board: President: Attílio Guaspari. Secretary: Carlos Eduardo de Castro Neves.

4. Agenda: Analysis of the Financial Statements and Management Report for the Fiscal Year 2021 and Presentation of the KPMG Review – Financial Statements 2021.

5. Resolutions: Once the agenda had been examined, the following matter was discussed, and the following resolution was taken:

5.1. Analysis of the Financial Statements and Management Report for the Fiscal Year 2021 and Presentation of the KPMG Review – Financial Statements 2021: After presentation by the management and considering the favorable report of the independent auditors, the members of the Fiscal Council presented their favorable opinion in relation to the Financial Statements and the Management Report related to the Company's fiscal year ended in 2021.

6. Documents Filed at the Company: The documents related to the agenda that supported the resolution taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company's head office.

7. Closure: There being no other matters to be discussed, the President declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

BRF S.A.

Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL HELD ON FEBRUARY 17, 2022

São Paulo, February 17 2022.

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Carlos Eduardo de Castro Neves
Secretary